CURRENT CAPITAL SECURITIES LLC

Statement of Financial Condition

December 31, 2025

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Current Capital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Third Avenue – 26th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Chin	212-751-4422	PChin@currentcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

3111 N. University Dr., Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Justin Levine_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Current Capital Securities LLC_____, as of __December 31_____, 2 _025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Current Capital Securities LLC
Table of Contents
December 31, 2025



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Current Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Current Capital Securities LLC as of December 31, 2025, the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Current Capital Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Current Capital Securities LLC's management. Our responsibility is to express an opinion on Current Capital Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Current Capital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as Current Capital Securities LLC auditor since 2024.

Assurance Dimensions, LLC
Coral Springs, Florida
February 19, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Current Capital Securities LLC

Statement of Financial Condition

December 31, 2025

ASSETS

Cash and cash equivalents	$	400,448
Prepaid expenses		5,704
Total assets	$	406,152

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	8,201
Due to Parent		6,856
Total liabilities		15,057
Commitments and contingencies (Note 7)		

Member's equity		391,095
Total liabilities and member's equity	$	406,152

The accompanying notes are an integral part of this financial statement.

1. Organization and nature of business, and summary of significant accounting policies

Organization and Nature of Business

Current Capital Securities LLC (the "Company"), a wholly-owned subsidiary of Current Capital Partners, LLC (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on April 4, 2017. The Company advises on the finance and structure of corporate and/or other business combination transactions, which may include mergers, acquisitions, financings, restructurings, asset sales, tender offers divestitures, and reorganizations. The Company also engages in certain private equity transactions and/or the private placement of securities relating to financial advisory transactions.

On December 17, 2017, the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC").

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standard Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalent balances at two financial institutions. Cash includes cash on hand and demand deposits with financial institutions. The Company considers money market funds to be cash equivalents.

Income Taxes

The Company is a single member Limited Liability Company. Accordingly, it is a disregarded entity for tax purposes and is not subject to taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. This Topic requires the current and deferred tax expense (benefit) for a group that files a tax return to be allocated among the members of the group when those members issue separate financial statements.

U.S. GAAP requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2025.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value due to their short-term nature. Such assets and liabilities include cash and cash equivalents, accounts receivables, other assets, and accrued expenses and other liabilities.

In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Contract Liability

Retainers received from customers prior to recognizing revenue are reflected as contract liabilities. The Company's contract liability at January 1, 2025 was $47,581 from one customer and $0 at December 31, 2025.

Accounts Receivable and Allowance for Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company had no accounts receivable and did not record an allowance for credit losses at December 31, 2025.

2. Related-party transactions

The Company has an expense sharing agreement with its Parent, whereby the Parent provides certain administrative services in connection with the Company's operations. In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's activities. The Company is also covered under the Parent's financial services liability insurance. At December 31, 2025, $6,856 was due to the Parent.

3. Concentrations of credit risk

From time to time, the Company will maintain cash balances in financial institutions that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000 per depositor. As of December 31, 2025, the company did not have cash balances in excess of the FDIC limit. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

The Company's money market fund is covered by the Securities Investor Protection Corporation ("SIPC") up to $500,000. As of December 31, 2025, the Company did not have money market fund balances in excess of the SIPC limit.

4. Indemnifications

In the normal course of business, the Company provides representations and warranties in connection with its engagements and occasionally indemnifies it against potential losses caused by the breach of those representations and warranties. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company does not believe that the outcome of any of these indemnifications will have a material impact and has not recorded any contingent liability in these financial statements.

5. Net capital requirements

The Company, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was approximately $382,000, which was approximately $377,000 in excess of its minimum requirement of $5,000.

The Company's net capital ratio was 0.04 to 1.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. (2). The Company files an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placements of securities; and (2) mergers and acquisitions advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

6. Segment reporting

FASB Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment.

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Executive Officer as the CODM, who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment assets are the same as those reported in the Company's statements of financial condition.

7.   Commitments and contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

8. Subsequent events

Subsequent events have been evaluated through February 19, 2026, the date the financial statements were available to be issued. The Parent made a $250,000 withdrawal of profits on February 6, 2026. There have been no subsequent events requiring recognition or disclosure in the financial statements.